Filed pursuant to Rule 424(b)(3)
Registration No. 333-195292

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST III, INC.

SUPPLEMENT NO. 2, DATED SEPTEMBER 4, 2014, TO PROSPECTUS DATED JULY 16, 2014

This prospectus supplement, dated September 4, 2014 (“Supplement No. 2”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust III, Inc. (the “Company,” “we,” “us” or “our”), dated July 16, 2014 (the “Prospectus”), as supplemented by Supplement No. 1, dated August 21, 2014 (“Supplement No. 1”). This Supplement No. 2 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement No. 1 and must be read in conjunction with the Prospectus and Supplement No. 1. This Supplement No. 2 forms a part of, and must be accompanied by, the Prospectus and Supplement No. 1.

The purpose of this Supplement No. 2 is to add the following disclosure immediately following the first paragraph on page 175 of the Prospectus under the heading “Description of Shares—Distributions”:

“Our board of directors does not intend to fund our distributions with shares of our common stock. However, our board may have to consider such distributions if there is a discrepancy between our taxable income and cash flow. It may be necessary to pay dividends in the form of stock dividends in order to comply with the annual distribution requirements relating to our qualification as a REIT. These discrepancies may arise in investments that result in taxable income without producing a corresponding amount of cash. Examples of this may include:

•	“residual interest” in REMICs or taxable mortgage pools;
•	loans or mortgage-backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash;
•	loans on which the borrower is permitted to defer cash payments of interest, distressed loans on which the issuer may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash, and debt securities purchased at a discount; and
•	a market downturn, such as the one that occurred in 2008–2009, where a number of publicly traded REITs paid dividends consisting primarily of stock because their boards of directors had determined, in the exercise of their fiduciary duties, that preserving cash would best serve the interests of stockholders (this is consistent with private letter rulings issued by the IRS).”